Exhibit 3

FOR IMMEDIATE RELEASE

August 17, 2004

Contact Information:
Nissin Co., Ltd.
Hitoshi Higaki
Managing Director and General Manager,
Operations Control Div.
Tel: (TOKYO) +81-3-3348-2424
E-mail:Info-ir@nissin-f.co.jp

Announcement of Establishment of Locally-Incorporated Subsidiary in People’s Republic of China

Nissin Co., Ltd. (“the Company”), hereby announces that the Company has established a local subsidiary in Shanghai, People’s Republic of China, named Matsuyama Nissin Investment Consulting (Shanghai) Co., Ltd. (“Matsuyama Nissin”), and started investment, real estate, and consulting businesses in China.

The Company’s group (herein after “NIS Group”) meets the financial needs of small to medium-sized enterprises (SMEs) through its “credit business for SMEs”. Furthermore, with an eye towards expanding global business opportunities, the Company has been recruiting Chinese exchange students for approximately ten years as part of its advance into the Chinese business market.

Matsuyama Nissin plans to effectively utilize the credit management know-how and network cultivated by NIS Group over the years with the goal of playing a “bridging role” between China and Japan. This, the Company believes, will help invigorate trading, and promote the development of SMEs in both countries. Specifically, Matsuyama Nissin supports Japanese SMEs which plan to enter the high-growth potential Chinese market from the financial aspect, and provides them with local information and expertise. Matsuyama Nissin gives the same business services to Chinese enterprises.

Matsuyama Nissin is the first Japanese financing company to enter the Chinese credit business market, and is determined to link up with NIS Group and other local business partners to build and enhance a new profit driver.

By continuously proposing various business models to SMEs as their “Total Financial Solution Provider”, NIS Group contributes to the invigoration of SMEs.

[Company Profile]

Company Name :	Matsuyama Nissin Investment Consulting (Shanghai) Co., Ltd.
President :	Yunwei Chen (Director & General Manager, Investors Relations Department of Nissin Co., Ltd.)
Location :	Suite 1307-1308, Shanghai Times Square Office, No.93 Huaihai Middle Rd., Shanghai 200021, China
Established :	July 9, 2004
Main Business :	Investment, real estate, and management consulting services in China
Capital :	US $500,000
Shareholder :	Nissin Co., Ltd., (100% interest)